The Brink’s Company 1801 Bayberry Court, Suite 400 P.O. Box 18100 Richmond, VA 23226-8100 U.S.A. Tel: (804) 289-9600

August 25, 2011

By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410

Attention:	David R. Humphrey, Accounting Branch Chief Division of Corporation Finance

Re:	The Brink’s Company Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No. 001-09148

Dear Mr. Humphrey:

As Vice President and Chief Financial Officer of The Brink’s Company, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated August 2, 2011 (the “Commission Comment Letter”).

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. Certain portions of the Company’s response to Comment #2 below are provided in disclosure type format.  The italicized portions of this response represent additional disclosures we intend to make in future periodic reports of the Company.

When used in this letter, the “Company,” “Brink’s,” “we,” “us,” and “our” refer to The Brink’s Company.

Form 10-K for the fiscal year ended December 31, 2010

Note 2 - Segment Information, page 85

1.   You indicate that you have four geographic operating segments and that your reportable segments are International and North America.  However, on page 23, you indicate that because Cash Logistics involves a higher level of service and more complex activities, customers are charged higher prices, which result in higher margins, and that management is focused on

U.S. Securities and Exchange Commission
August 25, 2011

continuing to grow the cash logistics revenue stream.  On page 25, you also discuss the unprofitable Belgium CIT business.  In addition, your Investor Overview presentation in May 2011 indicates that you would like to maximize CIT profits and invest in high value services.  Furthermore, your MD&A discusses the impact that such services have had on your results, including margins.  As such, please tell us how you concluded that the primary services described on page 85 are not operating segments under ASC Topic 280-10-50-1.  In particular, we refer you to ASC Topic 280-10-50-9, which indicates that, if there are two or more overlapping sets of components for which managers are held responsible and the chief operating decision maker regularly reviews the operating results of both sets of components, the components based on products and services would constitute the operating segments.  Please advise, and provide us with the reports that your CODM reviews on a regular basis to allocate resources and assess operating performance.

Response:

We acknowledge the Staff’s comment.

Summary
We believe we have appropriately identified our operating segments using the criteria in ASC Topic 280.  As we explain in more detail below, we do not provide our chief operating decision maker with discrete financial information for most of our service offerings.  We do provide our CODM with discrete financial information for each of our geographic regions.  We believe that reporting segment information on a geographic basis represents how our CODM assesses performance and allocates resources and provides our readers with financial information about Brink's as seen through the eyes of the CODM.

We do not think that the description of strategies related to certain specific service offerings in our filings and external statements are contradictory to this conclusion because our CODM encourages geographic managers to sell a broad array of our service offerings within their geographic region.

Components Regularly Reviewed by the CODM
Mr. Michael Dan, Chairman, President, and Chief Executive Officer of The Brink’s Company, is our CODM.  He receives and regularly reviews key financial information, including revenues and operating profit, for the geographic components of Brink’s.  We also provide overlapping discrete financial information to our CODM for two of our service offerings (Global Services and Payment Services), forming a partial “matrix” organization.  We do not provide discrete financial information to our CODM for our other four service offerings.  Please see the chart below for components regularly reviewed by CODM.

U.S. Securities and Exchange Commission
August 25, 2011

Service Offerings
	CIT	ATM	Cash Logistics	Global Services	Payment Services	Guarding	Consolidated by Geographic
Geographic							X
Europe							X
Developing Markets							X
Global Service Europe				X			X
Total EMEA							X
Latin America							X
Asia Pacific							X
Total International							X
North America							X
Consolidated by Service Offering				X	X

The CODM also receives annual business plans for each of the consolidated geographic components in the above chart, and for the consolidated Global Services and Payment Services components.  The CODM also has access to discrete financial reports about individual country operations, which supplements his review of the geographic regions on an as-needed basis, but he does not review these reports on a regular basis to allocate resources and assess operating performance.

Components Regularly Reviewed by the Board of Directors
Results of operations for the geographic regional components are regularly presented to our Board of Directors in addition to consolidated results of operations.  Our Compensation and Benefits Committee also reviews annual results of operations for the geographic regional components and Global Services in connection with awards to key managerial, professional and technical employees under our annual incentive program.  Each year, an annual Brink’s business plan with details by geographic region, as well as some details regarding services offerings, is approved by the Board of Directors.

Reports Provided to Staff
We are providing to the Staff, under separate cover with our requests for confidential treatment pursuant to the provisions of Commission Rule 83 and return of the materials upon completion of your review pursuant to Exchange Act Rule 12b-4, examples of the reports regularly reviewed by our CODM to evaluate operating performance and allocate resources, as described above, as well as examples of the previously mentioned reports provided to our Board of Directors and our Compensation and Benefits Committee.

U.S. Securities and Exchange Commission
August 25, 2011

Determining Operating Segments
When considering the guidance within ASC Topic 280, we considered the following when we arrived at our conclusions regarding geographic versus service offering segment disclosure (more detail is provided below).
●	Financial information about our service offerings does not provide a single basis of segmentation, as required by ASC 280-10-05-03.
●
Most of our service offerings depend on our investment in secure logistics capabilities (i.e., armored vehicles and secure branches).  That is, most of our capital investments support multiple service offerings.

●	Our CODM has been strongly influenced by geographic considerations when allocating capital to new businesses.

Service offerings do not provide single basis of segmentation
Four of Brink’s six primary service offerings mentioned in Note 2 – Segment Information on page 85 of our Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) are not managed at a consolidated level.  These are cash-in-transit, automated teller machine, cash logistics, and guarding services. Instead, geographic managers are responsible for these service offerings within their respective region. Furthermore, discrete financial information for these four service offerings is not provided to the CODM.

The only two service offerings reported on a consolidated basis to the CODM are Global Services and Payment Services. Both of these service offerings have a separate manager.  While both are separately reported to the CODM, both are also included within the results of the geographic operating segments.  Furthermore, the guidance at ASC 280-10-05-03 states specifically that there is to be a single basis for segmentation.  Because the CODM does not currently review financial results of each major service offering on a consolidated basis but does review financial results on a geographic basis, we believe that a geographical segmentation is the appropriate single set of components that constitute the operating segments as reviewed by the CODM in accordance with ASC 280-10-50-01.

Brink's business model does not require significant incremental investment for service offerings
Most of our service offerings depend on a secure facility and secure transportation to and from the facility.  As such, the majority of Brink's investment in its business relates to constructing new or replacement branches with required security equipment and acquiring armored vehicles.  These investments are not specific to any of our service offerings, but once in place, allow regional management to sell Cash-in-transit services, ATM replenishment services, Global Services, and Cash Logistics services.  Guarding services are the main exception to this as they do not require the support of our secure branches and armored vehicles.  As a result, the CODM concentrates on where to invest capital (i.e., which geographic region) rather than allocating resources based on service offering.

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August 25, 2011

Recent uses of capital to acquire businesses in geographic 'growth' areas of the world
We disclose on page 6 of the Form 10-K that our growth strategy includes (1) maximizing profits in developed markets, (2) investing in emerging markets, and (3) investing in adjacent security-related markets.

Capital allocation decisions to acquire new businesses in the past several years have been largely influenced by the CODM’s view of the outlook of the security services industry in a geographic region.  For example, we spent $175 million for investments in new business 2009 and 2010.  Of that, $130 million was for business acquisitions in emerging markets including Brazil, Russia, India, China, and Mexico that had annual revenues of approximately $550 million.  As we discussed in our October 2010 investor day presentations, these operations were intended to expand into areas Brink’s believed will provide superior growth and returns in the future.  We also spent $38 million on a business in Canada with annual revenues of approximately $50 million that is specifically targeted to enhance one of our service offerings (Cash Logistics).

We expect both Core and High-value service offerings to contribute to future margins and growth in emerging-market acquisitions, but the key factor in investing in these regions was the potential for local economic growth in the security services industry.

Conclusion
We believe that disclosing geographic segment results provides more meaningful disclosure of how our CODM allocates resources and assesses performance for Brink’s.  We believe that our service offerings are not a single basis of segmentation since most of the service offerings do not constitute components of Brink's.

Note 14 - Operating Leases, page 110

2.   You indicate that most vehicles that were added to the fleet prior to March 1, 2009, were obtained pursuant to operating leases that had residual value guarantees.  You also indicate that vehicles added to the fleet after March 1, 2009, were either purchased or were financed under capital lease.  In this regard, please clarify whether this was a change in accounting policy or whether this was a change in the manner in which you acquire such vehicles.  In addition, tell us and discuss the reasons for this change in the overview section of your MD&A.  The impact of such change, if material, should be included in your discussion of results of operations.

Response:

We acknowledge the Staff’s comment.

U.S. Securities and Exchange Commission
August 25, 2011

Change in accounting policy vs. change in manner acquired
After March 1, 2009, we changed the manner in which we acquired armored vehicles in the U.S.  We ceased acquiring vehicles under the previous leasing arrangement and began purchasing vehicles instead.

In November 2009, the U.S. operations entered into a new master lease agreement and ceased purchasing vehicles.  At the inception of the new leasing arrangement, we concluded that the vehicles acquired should be accounted for as capital leases as the criterion at ASC Topic 840-10-25-1d was met because the present value of minimum lease payments exceeded the 90% threshold.

Reason for the change
During the credit crisis, the availability of lease financing was uncertain and the cost of leasing was volatile.  Instead of leasing, we purchased vehicles with cash borrowed under our committed credit arrangements.  After liquidity returned to credit markets, we entered into a new leasing arrangement with a new lessor for new vehicles in the U.S.

New disclosure in MD&A section
We will provide additional disclosures in our next Form 10-Q, substantially as follows.

In the "Overview" Section of Liquidity and Capital resources
We entered into a new master lease agreement in late 2009 to finance the acquisition of new armored vehicles in the U.S.  Vehicles acquired under the 2009 lease agreement have been accounted for as a capital leases.  Vehicles acquired under the previous lease agreement were accounted for as operating leases.

In the "Capitalization" Section of Liquidity and Capital resources
Tight credit markets in late 2008 and early 2009 resulted in unreliable credit availability under our U.S. armored vehicle master lease agreement and volatile pricing.  As a result, from March 2009 to late 2009, we purchased vehicles with cash borrowed under our committed credit facilities instead of leasing.  In late 2009 as credit markets stabilized, we began to lease vehicles under a new master agreement.  Vehicles acquired under the 2009 master lease agreement are accounted for as capital leases.  Vehicles acquired under the previous lease agreement are accounted for as operating leases based on terms of that agreement.  We expect to continue financing new vehicles in the U.S. using capital leases.

In the "North America Segment Review" Section of Results of Operations
Most of the armored vehicles used by our U.S. operations are accounted for as operating leases.  The cost related to these leases is recognized as rental expense in the Consolidated Statements of Income.  Since March 2009, we have acquired armored vehicles in the U.S. either by purchasing or by leasing under agreements that we have accounted for as capital leases.  We currently expect to

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continue acquiring new vehicles in the U.S. with capital leases. The cost of vehicles under capital lease is recognized as depreciation and interest expense.  Because of the shift in the way we acquire vehicles in the U.S., our depreciation and interest related to the U.S. fleet is higher and our rental expense is lower compared to earlier periods and we expect this trend to continue.

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In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 289-9628 or our Vice President and General Counsel, McAlister C. Marshall, II, at (804) 289-9625.

Sincerely,

/s/ Joseph W. Dziedzic

Joseph W. Dziedzic
Vice President
and Chief Financial Officer

cc:	Mr. Juan Migone
Mr. McAlister C. Marshall, II